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                         December 13, 2021

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Lainie Minnick
       Managing Director
       Ares Real Estate Income Trust, Inc.
       518 Seventeenth Street
       17th Floor
       Denver, CO 80202

                                                        Re: Black Creek
Diversified Property Fund Inc.
                                                            Form S-11
                                                            Filed January 19,
2021
                                                            File No. 333-252212

       Dear Ms. Minnick:

               It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 Lainie Minnick
Ares Real Estate Income Trust, Inc.
December 13, 2021
Page 2



         Please contact Stacie Gorman at 202-551-3585with any questions.



FirstName LastNameLainie Minnick                           Sincerely,
Comapany NameAres Real Estate Income Trust, Inc.
                                                           Division of
Corporation Finance
December 13, 2021 Page 2                                   Office of Real
Estate & Construction
FirstName LastName